Exhibit 99.2

ASML – Summary U.S. GAAP Consolidated Statements of Operations[1]

	Three months ended,			Nine months ended,
	Sep 26, 2004	Sep 25, 2005	Sep 26, 2004		Sep 25, 2005
(Amounts in thousands EUR except per share data)

Net sales	610,472		533,153	1,680,215		1,981,098
Cost of sales	378,180		335,950	1,082,412		1,211,048

Gross profit on sales	232,292		197,203	597,803		770,050
Research and development costs	123,293	[2]	85,773	271,688	[2]	259,814
Research and development credits	(5,726)		(5,830)	(15,548)		(18,196)
Selling, general and administrative expenses	51,509		48,234	149,513		153,919
Restructuring expenses	0		0	(5,862)		0

Total expenses	169,076	[2]	128,177	399,791	[2]	395,537
Operating income	63,216	[2]	69,026	198,012	[2]	374,513
Interest expense, net	(3,051)		(3,911)	(11,508)		(12,311)

Income before income taxes	60,165		65,115	186,504		362,202
Provision for income taxes	(19,253)		(17,349)	(59,681)		(102,359)

Net income	40,912	[2]	47,766	126,823	[2]	259,843
Basic net income per ordinary share	0.08	[2]	0.10	0.26		0.54
Diluted net income per ordinary share	0.08	[2,3]	0.10 [3]	0.26	[3]	0.52 [4]
Number of ordinary shares used in computing per share amounts (in thousands):
Basic	483,605		484,157	483,376		483,953
Diluted	484,205	[3]	486,156 [3]	484,978	[3]	542,837 [4]

1.)	Except for balance sheet data as of December 31, 2004, all figures are unaudited.

2.)	ASML, Nikon Corporation and Carl Zeiss SMT AG have agreed to a comprehensive settlement of legal proceedings and cross-license of patents related to lithography equipment. This agreement had the following effects on ASML's results for the three months and nine months ended September 26, 2004:
–	an increase of EUR 48.8 million in our Research and Development costs and consequently a decrease in Operating income from continuing operations.
–	a decrease of EUR 33.1 million in Net income or EUR 0.07 per ordinary share.
3.)	The calculation of the diluted net income per ordinary shares does not assume conversion of ASML's outstanding Convertible Subordinated Notes, as such conversions would have an anti-dilutive effect.
4.)	This calculation of diluted net income per ordinary share assumes conversion of ASML's 5.50 percent Subordinated Notes due 2010 and ASML's 5.75 percent Subordinated Notes due 2006, as such conversions would have a dilutive effect (57,388 (000) weighted average equivalent number of ordinary shares).

ASML – Ratios and Other Data[1]

	Three months ended,		Nine months ended,
	Sep 26, 2004	Sep 25, 2005	Sep 26, 2004	Sep 25, 2005

Gross profit on sales as a % of net sales	38.1	37.0	35.6	38.9
Operating income as a % of net sales	10.4	12.9	11.8	18.9
Net income as a % of net sales	6.7	9.0	7.5	13.1
Shareholders' equity as a % of total assets	39.3	46.4	39.3	46.4
Income taxes as a % of income before income taxes	32.0	26.6	32.0	28.3
Sales of new systems (units)	55	28	154	122
Sales of used systems (units)	16	11	47	27
Sales of systems total (units)	71	39	201	149
Backlog new systems (units)	162	77	162	77
Backlog used systems (units)	21	10	21	10
Backlog systems total (units)	183	87	183	87
Net bookings new systems (units)	70	38	213	81
Net bookings used systems (units)	10	8	47	24
Net bookings total (units)	80	46	260	105
Number of employees	5,042	5,014	5,042	5,014

ASML – Summary U.S. GAAP Consolidated Balance Sheets[1]

	Sep 26,	Dec 31,	March 27,	June 26,	Sep 25,
	2004	2004	2005	2005	2005
(Amounts in thousands EUR)

ASSETS
Cash and cash equivalents	1,315,758	1,228,130	1,319,651	1,544,078		1,699,763
Accounts receivable, net	397,064	503,153	483,898	485,352		403,489
Inventories, net	685,969	717,688	728,378	695,330		653,098
Other current assets	165,276	230,346	223,768	211,583		210,705

Total current assets	2,564,067	2,679,317	2,755,695	2,936,343		2,967,055
Deferred tax asset	330,784	201,100	210,818	206,641	[5]	195,969
Other assets	30,071	27,840	41,267	40,907		45,831
Intangible assets	34,919	31,818	29,772	27,726		25,680
Property, plant and equipment	315,487	303,691	310,316	306,919		292,799

Total assets	3,275,328	3,243,766	3,347,868	3,518,536		3,527,334
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities	923,080	813,141	765,668	776,786		765,464
Convertible subordinated bonds	848,350	802,810	825,041	858,298		855,857
Long term debt and deferred liabilities	215,611	236,213	274,498	292,942	[5]	269,246
Shareholders' equity	1,288,287	1,391,602	1,482,661	1,590,510		1,636,767

Total liabilities and Shareholders' equity	3,275,328	3,243,766	3,347,868	3,518,536		3,527,334

5.)	ASML has re-evaluated its deferred taxes presentation as of June 26, 2005, as reported in its earnings release of Q2 2005, and has concluded that this presentation was not consistent with prior quarters and current quarter. The effect of this amendment on ASML’s presentation on deferred tax assets and liabilities as of June 26, 2005 in the aggregate is zero. In the earnings release of Q2 2005, ASML reported for the period ended June 26, 2005 deferred tax assets of EUR 141,513 and long term debt and deferred liabilities of EUR 227,814.

ASML – Summary U.S. GAAP Consolidated Statements of Cash Flows[1]

	Three months ended,		Nine months ended,
	Sep 26, 2004	Sep 25, 2005	Sep 26, 2004	Sep 25, 2005
(Amounts in thousands EUR)

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	40,912	47,766	126,823	259,843
Depreciation and amortization	22,098	21,892	72,370	69,224
Change in tax assets and liabilities	15,832	14,249	51,016	96,357
Change in assets and liabilities	26,515	89,408	49,069	76,554

Net cash provided by operating activities	105,357 [6]	173,315	299,278 [6]	501,978
CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures	(28,001)	(9,217)	(46,929)	(50,026)
Disposals	1,172	426	13,528	4,441

Net cash used in investing activities	(26,829)[6]	(8,791)	(33,401)[6]	(45,585)

Net cash provided by operating and
investing activities	78,528	164,524	265,877	456,393
CASH FLOWS FROM FINANCING ACTIVITIES:
Redemption and/or repayment of loans	(292)	(12,069)	(828)	(12,642)
Proceeds from share issuance	3,911	3,388	18,953	10,298

Net cash provided by financing activities	3,619	(8,681)	18,125	(2,344)

Net cash flow	82,147	155,843	284,002	454,049
Effect of changes in exchange rates on cash	(2,000)	(158)	3,950	17,584

Net increase in cash and cash equivalents	80,147	155,685	287,952	471,633

6)	ASML has re-evaluated its cash flow presentation and has concluded that the presentation under cash flows from investing activities of both capitalization and disposals in fixed assets from / to inventory of machinery and equipment relating to demonstration and training systems is inconsistent with the fact that the actual initial cash outflow (being the purchase of inventory items), and the ultimate cash inflow (receiving the proceeds from the sale that occurs in the ordinary course of business), have the nature of operating cash transactions. The Company therefore has amended its classification of these cash flows for the three months and nine months ended September 26, 2004 to classify both the initial cash outflows and ultimate cash inflows entirely as cash flows from operations. The net effect of these amendments on ASML’s cash flows from operating and investing activities in the aggregate is zero. In the earnings release of Q3 2004, ASML reported for the three month and nine month period ended September 26, 2004, respectively, EUR 96,015 and EUR 298,463 of cash flows provided by operating activities and EUR 17,487 and EUR 32,586 of cash used in investing activities.

ASML – Quarterly Summary U.S. GAAP Consolidated Statements of operations[1]

	Three months ended,
	Sep 26,		Dec 31,	March 27,	June 26,	Sep 25,
	2004		2004	2005	2005	2005
(Amounts in millions EUR)

Net sales	610.5		785.1	684.7	763.3	533.2
Cost of sales	378.2		477.3	410.6	464.6	336.0

Gross profit on sales	232.3		307.8	274.1	298.7	197.2
Research and development costs, net of credits	117	.6[2]	74.8	79.4	82.2	80.0
Selling, general and administrative expenses	51.5		52.1	50.8	54.9	48.2

Total expenses	169.1		126.9	130.2	137.1	128.2
Operating income	63	.2[2]	180.9	143.9	161.6	69.0
Interest income (expense), net	(3.0)		(4.6)	(4.6)	(3.8)	(3.9)

Income before Income taxes	60.2		176.3	139.3	157.8	65.1
Provision for income taxes	(19.3)		(67.7)	(39.0)	(46.0)	(17.3)

Net income	40	.9[2]	108.6	100.3	111.8	47.8

ASML – Quarterly Summary Ratios and other data[1]

	Three months ended,
	Sep 26,	Dec 31,	March 27,	June 26,	Sep 25,
	2004	2004	2005	2005	2005

Gross profit on sales as a % of net sales	38.1	39.2	40.0	39.1	37.0
Operating income as a % of net sales	10.4	23.0	21.0	21.2	12.9
Net income as a % of net sales	6.7	13.8	14.6	14.6	9.0
Shareholders' equity as a % of total assets	39.3	42.9	44.3	45.2	46.4
Income taxes as a % of income before income taxes	32.0	38.4	28.0	29.2	26.6
Sales of new systems (units)	55	62	50	44	28
Sales of used systems (units)	16	19	9	7	11
Sales of systems total (units)	71	81	59	51	39
Backlog new systems (units)	162	119	92	67	77
Backlog used systems (units)	21	12	15	13	10
Backlog systems total (units)	183	131	107	80	87
Value of backlog new systems (EUR million)	2,000	1,664	1,316	935	1,216
Value of backlog used systems (EUR million)	53	27	61	52	29
Value of backlog systems total (EUR million)	2,053	1,691	1,377	987	1,245
Net bookings new systems (units)	70	19	23	19	38
Net bookings used systems (units)	10	10	12	5	8
Net bookings total (units)	80	29	35	24	46
Number of employees	5,042	5,071	5,038	5,032	5,014

ASML — Notes to the Summary U.S. GAAP Consolidated Financial Statements

Basis of Presentation
ASML follows accounting principles generally accepted in the United States of America (“U.S. GAAP”). Further disclosures, as required under U.S. GAAP in annual reports, are not included in the summary consolidated financial statements. The accompanying consolidated financial statements are stated in thousands of euros (‘EUR’).

Principles of consolidation
The consolidated financial statements include the accounts of ASML Holding N.V. and all of its majority-owned subsidiaries. All inter-company profits, transactions and balances have been eliminated in the consolidation.

Recognition of revenues
ASML recognizes revenue when all four revenue recognition criteria are met: persuasive evidence of an arrangement exists; delivery has occurred or services have been rendered; the seller’s price to the buyer is fixed or determinable; and collectibility is reasonably assured. At ASML, this policy generally results in revenue recognition from the sale of a system upon shipment and revenue recognition from the installation of a system upon completion of that installation at the customer site. Each system undergoes, prior to shipment, a “Factory Acceptance Test” in ASML’s clean room facilities, effectively replicating the operating conditions that will be present on the customer’s site, in order to verify whether the system will meet its standard specifications and any additional technical and performance criteria agreed with the customer. A system is shipped, and revenue recognized, only after all specifications are met and customer sign-off is received or waived. Although each system’s performance is re-tested upon installation at the customer’s site, ASML has never failed to successfully complete installation of a system at a customer premises.

The fair value of installation services provided to customers is initially deferred and is recognized when the installation is completed. Sales from service contracts are recognized when performed. Revenue from prepaid service contracts is recognized over the life of the contract.

Use of estimates
The preparation of ASML’s consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities on the balance sheet dates and the reported amounts of revenue and expense during the reported periods. Actual results could differ from those estimates.

“Safe Harbor” Statement under the U.S. Private Securities Litigation Reform Act of 1995: the matters discussed in this document may include forward-looking statements that are subject to risks and uncertainties including, but not limited to: economic conditions, product demand and semiconductor equipment industry capacity, worldwide demand and manufacturing capacity utilization for semiconductors (the principal product of our customer base), competitive products and pricing, manufacturing efficiencies, new product development, ability to enforce patents, the outcome of intellectual property litigation, availability of raw materials and critical manufacturing equipment, trade environment, and other risks indicated in the risk factors included in ASML’s Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission.